SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Falcon Minerals Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

30607B109
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30607B109	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Eric M. Mindich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,792,839 shares of Class A Common Stock (including 250,000 shares of Class A Common Stock issuable upon exercise of warrants)
	6	SHARED VOTING POWER 473,794 shares of Class A Common Stock (including 378,024 shares of Class A Common Stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 2,792,839 shares of Class A Common Stock (including 250,000 shares of Class A Common Stock issuable upon exercise of warrants)
	8	SHARED DISPOSITIVE POWER 473,794 shares of Class A Common Stock (including 378,024 shares of Class A Common Stock issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,266,633 shares of Class A Common Stock (including 628,024 shares of Class A Common Stock issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.01%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 30607B109	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Everblue Osprey 2017 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 473,794 shares of Class A Common Stock (including 378,024 shares of Class A Common Stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 473,794 shares of Class A Common Stock (including 378,024 shares of Class A Common Stock issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,794 shares of Class A Common Stock (including 378,024 shares of Class A Common Stock issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.02%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 30607B109	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Falcon Minerals Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive offices are located at 510 Madison Avenue, 8th Floor, New York, NY 10022.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Eric M. Mindich ("Mr. Mindich") (a) with respect to shares of Class A Common Stock (and shares of Class A Common Stock underlying warrants) directly owned by him and by a trust to which he serves as trustee and (b) with respect to the shares of Class A Common Stock (and shares of Class A Common Stock underlying warrants) owned by Everblue Osprey 2017 LLC which, as the manager of Everblue Osprey 2017 LLC, he is deemed to have voting and investment power over; and

(ii) Everblue Osprey 2017 LLC with respect to the shares of Class A Common Stock (and shares of Class A Common Stock underlying warrants) directly owned by it.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 717 Fifth Avenue, 26th Floor, New York, NY 10022.

Item 2(c).	CITIZENSHIP

Mr. Mindich is a United States citizen. Everblue Osprey 2017 LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock")

Item 2(e).	CUSIP NUMBER

30607B109

CUSIP No. 30607B109	13G/A	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 45,950,716 shares of Class A Common Stock outstanding as of November 6, 2019, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed with the Securities and Exchange Commission on November 8, 2019.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 30607B109	13G/A	Page 6 of 7 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30607B109	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2020

ERIC M. MINDICH, individually, and as manager of Everblue Osprey 2017 LLC

/s/ Kerrie J. Ferrentino
Name: Kerrie J. Ferrentino*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney, dated as of August 29, 2018, which was attached as Exhibit 2 to the Schedule 13G, dated as of September 4, 2018.